Exhibit 1.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of RSP Permian, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of December 8, 2016.

Silver Hill Energy Partners Holdings, LLC

By:	/s/ Kyle D. Miller
Name:	Kyle D. Miller
Title:	President and Chief Executive Officer

Kayne Anderson Capital Advisors, L.P.

By: Kayne Anderson Investment Management, Inc.

By:	/ s/ Michael O’Neil
Name:	Michael O’Neil
Title:	Chief Compliance Officer

/s/ Richard A. Kayne
Richard A. Kayne